Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-11

Executive VP Brad Moore to retire from PolyMet Mining
Led project through most extensive environmental review and permitting process in state history

St. Paul, Minn., June 12, 2020 –  Brad Moore, executive vice president of environmental and governmental affairs, will retire from PolyMet effective July 12, 2020, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM.

After joining the company in 2011, Moore guided the NorthMet Project through the lengthiest and most comprehensive environmental review ever conducted in Minnesota. Under his leadership, the company was the first project to navigate the permitting process to mine copper, nickel and precious metals from the mineral-rich Duluth Complex in northeastern Minnesota.

“We are deeply indebted to Brad for his leadership and outstanding contributions in guiding us through this process,” said Jon Cherry, president and CEO. ”We are pleased that he has agreed to continue his support of the company through ongoing consulting on environmental and permitting matters as well as governmental affairs on a part-time basis.”

“My PolyMet experience has been personally and professionally rewarding; I am so pleased with the work our team has accomplished,” Moore said.  “It has truly been a once in a lifetime opportunity. I look forward to continuing our relationship and seeing Minnesota’s first copper-nickel mine built and operational.”

Cherry said Moore’s position will not immediately be replaced and his duties will be assigned to other executives and senior management.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.
PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.